December 1, 2020

Via EDGAR

Geoffrey Kruczek

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549

Re:         Responses to Comments on Lordstown Motors Corp.

Registration Statement on Form S-1

Filed November 12, 2020

File No. 333-250045

Dear Mr. Kruczek:

On behalf of Lordstown Motors Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1, filed November 12, 2020, File No. 333-250045 (the “Registration Statement”) contained in the Staff’s letter dated November 23, 2020 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. For your convenience, we have set out the text of the comment from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to file an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-1 filed November 12, 2020

General

1.        It appears you are registering the primary issuance of shares of common stock that are issuable upon the exercise of the BGL warrants. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

Geoffrey Kruczek

Securities and Exchange Commission

December 1, 2020

Response: The Company is not registering the primary issuance of the shares of common stock that are issuable upon the exercise of the BGL warrants. To state this more clearly, the Company has revised footnote (2) to the fee table on the cover page of the Registration Statement in Amendment No. 1.

*   *   *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comment. Please direct any questions or comments regarding this letter to me at (216) 861-7564 or jspreen@bakerlaw.com.

Very truly yours,

/s/ Janet A. Spreen

cc:          Jay Ingram

(Securities and Exchange Commission)

Thomas V. Canepa

(Lordstown Motors Corp.)

Melissa Leonard

John J. Harrington

(Baker & Hostetler LLP)